MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2013

July 31, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc.® as at and for the three and six months ended June 30, 2013 and 2012, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2012. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2013 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2013

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.

Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began the second quarter of 2013 with a clinical program consisting of 16 clinical trials which includes seven randomized clinical trials. Of these 16 clinical trials, we fund four clinical trials and third parties sponsor the other 12. During the second quarter of 2013, we announced clinical trial results from our U.S. Phase II metastatic melanoma trial successfully completing the first stage of this study. As a result, we exited the second quarter of 2013 with 15 clinical trials of which three are funded by Oncolytics.

Clinical Trial - Stage 1 of our Randomized Phase III Head and Neck Trial

During the second quarter of 2013, we continued to wait for all of the required patient events to occur in order for us to perform the data analysis on stage 1 of our randomized Phase III head and neck cancer trial. Stage 1 of this trial is a non-adaptive stage that randomized 167 patients in order to determine the patient characteristics and enrollment requirements for stage 2.

Clinical Trial - Third Party Clinical Trials

We began the second quarter of 2013 with 12 third party sponsored clinical trials ("Third Party Trials"). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, lung cancers in various stages and histologies and multiple myeloma) while allowing us to remain focused on stage 1 of our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the U.S. National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Clinical Trial - Results
First Stage of U.S. Phase II Metastatic Melanoma Trial
During the second quarter of 2013, we announced preliminary results from our U.S. Phase II clinical trial in patients with metastatic melanoma using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel. Eligible patients included those with metastatic malignant melanoma who have failed one or more prior therapies or those not considered a candidate for standard first line therapy. The primary objective of this U.S. Phase II trial was to assess the antitumour effect of the treatment regimen in the study population in terms of objective response rates. The secondary objectives were to assess progression-free survival and overall survival for the treatment regimen; the disease control rate (complete response (CR) plus partial response (PR) plus stable disease (SD)) and duration, and to assess the safety and tolerability of the treatment regimen in the study population.
The study was a two stage design. Up to 18 evaluable patients with metastatic melanoma were to be treated in the first stage. If three or more patients demonstrated a PR or better, the study could then proceed to the second stage, with up to 43 patients being treated in the entire study. The stage 1 endpoint was met after 14 evaluable patients were enrolled. Three of 14 patients exhibited a PR, and an additional seven patients had SD for a disease control rate of 71.5%.
With the emergence of genotyping and increasingly targeted therapies, there is a growing expectation that the standard of care for the treatment of melanoma will change. We believe that the changing standard of care for the treatment of melanoma may include agents targeting B-Raf and PD-1. Consequently, we are now conducting research to evaluate REOLYSIN in combination with other emerging treatments for a number of patient sub-populations. We intend to continue with a follow on clinical study in melanoma once this research is concluded and on this basis, the second stage of this clinical trial will not proceed at this time.
Clinical Trial - Biomarker Studies
In the second quarter of 2013, we advanced our existing biomarker research program. Our four randomized Phase II clinical studies sponsored by the NCIC and our single arm Phase II clinical study in non-small cell lung cancer (adenocarcinoma) already include full biomarker examinations. We have been engaged with one of our collaborators in pre-clinical research into biomarkers for REOLYSIN in head and neck cancers. We are adding additional biomarker studies including a retrospective examination of our NCI sponsored randomized phase II pancreatic cancer. Our objective with these biomarker studies is to determine if there are predictive biomarkers that will allow us to better target REOLYSIN as a cancer therapy in a number of indications.

Manufacturing and Process Development

During the second quarter of 2013, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of the second quarter of 2013, we had been issued over 370 patents including 51 U.S. and 16 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

U.S. Underwritten Public Offering

During the first half of 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout the first half of 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.

Financial Impact

We estimated at the beginning of 2013 that our cash requirements to fund our operations for the year would be approximately $20.0 million. Our cash usage for the first half of 2013 was $13,519,820 from operating activities and $147,302 for the acquisition of property and equipment. Our net loss for the six month period ending June 30, 2013 was $11,626,517.

Cash Resources

We exited the second quarter of 2013 with cash and short-term investments totaling $38,154,921 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2013

Our planned development activity for REOLYSIN in 2013 is made up of clinical, manufacturing, and intellectual property programs. Our 2013 clinical program includes the anticipated release of clinical data from stage 1 of our global randomized Phase III head and neck cancer trial, our randomized U.S. Phase II pancreatic cancer trial, and our randomized U.S. Phase II ovarian cancer trial. As well, we expect to release additional clinical data from our lung cancer trials. These results will assist in the determination of our regulatory path and the next steps for our clinical program. As well, we expect enrollment to continue in our Third Party Trials throughout 2013.

Our 2013 manufacturing program includes several 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2013. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We now estimate the cash requirements to fund our 2013 operations will be approximately between $23.0 million and $25.0 million from an initial estimate at the beginning of 2013 of $20.0 million. Our actual 2013 cash requirements will depend on our ultimate clinical and manufacturing programs (see “Liquidity and Capital Resources”). The increase in our expected cash requirements for 2013 is due to the number of re-treatments we are experiencing in our sponsored studies and faster than expected enrollment in our Third Party Trials.

Second Quarter Results of Operations
(for the three months ended June 30, 2013 and 2012)

Net loss for the three month period ending June 30, 2013 was $5,019,681 compared to $10,178,802 for the three month period ending June 30, 2012.

Research and Development Expenses (“R&D”)

	2013 $	2012 $
Clinical trial expenses	2,210,749	5,421,335
Manufacturing and related process development expenses	558,450	2,061,817
Intellectual property expenditures	363,417	321,662
Research collaboration expenses	96,674	24,760
Other R&D expenses	925,413	1,214,895
Foreign exchange loss (gain)	(352,774)	(46,068)
Share based payments	2,378	54,928
Research and development expenses	3,804,307	9,053,329

Clinical Trial Program

	2013 $	2012 $
Direct patient expenses	2,210,749	5,421,335
Clinical trial expenses	2,210,749	5,421,335

Our clinical trial expenses were $2,210,749 for the second quarter of 2013 compared to $5,421,335 for the second quarter of 2012. During the second quarter of 2013, our clinical trial program activities relating to stage 1 of our global randomized Phase III head and neck trial declined as enrollment in stage 1 had been completed in 2012. In addition, we incurred direct patient costs associated with our 12 Third Party Trials which include the four randomized clinical studies that are sponsored by the NCIC and the two randomized clinical trials that are sponsored by the NCI. In the second quarter of 2012, we incurred direct patient costs primarily associated with the re-treatment of patients enrolled in stage 1 of our global randomized Phase III head and neck trial along with the other clinical trials that we were sponsoring.

Manufacturing & Related Process Development (“M&P”)

	2013 $	2012 $
Product manufacturing expenses	200,087	1,974,670
Process development expenses	358,363	87,147
Manufacturing and related process development expenses	558,450	2,061,817

Our M&P expenses for the second quarter of 2013 were $558,450 compared to $2,061,817 for the second quarter of 2012. During the second quarter of 2013, our product manufacturing costs mainly related to shipping, storage and stability activities. During the second quarter of 2012, we completed a 100-litre cGMP production run along with related testing, fill and packaging activities.

Our process development expenses for the second quarter of 2013 were $358,363 compared to $87,147 for the second quarter of 2012. During the second quarters of 2013 our process development activities included a number of stability studies in addition to optimization and validation studies that are part of our validation master plan. During the second quarter of 2012, our process development activities only focused on optimization and validation studies.

Intellectual Property Expenses

	2013 $	2012 $
Intellectual property expenses	363,417	321,662

Our intellectual property expenses for the second quarter of 2013 were $363,417 compared to $321,662 for the second quarter of 2012. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the second quarter of 2013, we had been issued over 370 patents including 51 U.S. and 16 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2013 $	2012 $
Research collaborations	96,674	24,760

Our research collaboration expenses for the second quarter of 2013 were $96,674 compared to $24,760 for the second quarter of 2012. During the second quarter of 2013, our research collaboration activities in 2013 included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the second quarter of 2012, we were focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2013 $	2012 $
R&D consulting fees	134,902	88,068
R&D salaries and benefits	677,308	899,320
Other R&D expenses	113,203	227,507
Other research and development expenses	925,413	1,214,895

Our Other Research and Development expenses for the second quarter of 2013 were $925,413 compared to $1,214,895 for the second quarter of 2012. During the second quarter of 2013, our Other Research and Development activities declined as a result of the completion of enrollment in stage 1 of our global randomized Phase III head and neck trial. As well, with the shift to Third Party Trials, our current clinical program requires less support. During the second quarter of 2012, we were supporting stage 1 of our global randomized Phase III head and neck trial that was actively enrolling in over 80 clinical sites in 14 countries.

Share Based Payments

	2013 $	2012 $
Share based payments	2,378	54,928

Share based payments are a result of activity related to our stock option plan. During the second quarters of 2013 and 2012, these amounts related to the vesting of previously granted stock options.

Operating Expenses

	2013 $	2012 $
Public company related expenses	625,012	686,041
Office expenses	542,546	503,124
Amortization of property and equipment	25,565	29,510
Share based payments	127,619	3,415
Operating expenses	1,320,742	1,222,090

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. Our public company related expenses were $625,012 for the second quarter of 2013 compared to $686,041 for the second quarter of 2012. In the second quarter of 2013, our investor relations activities decreased compared to the second quarter of 2012.

Office expenses include compensation costs (excluding share based payments), office rent, travel, and other office related costs. Our office expenses were $542,546 for the second quarter of 2013 compared to $503,124 for the second quarter of 2012. During the second quarter of 2013, our office expenses increased compared to the second quarter of 2012 as a result of the addition of our general counsel in February 2013.

During the second quarter of 2013, our non-cash share based payment expenses were $127,619 compared to $3,415 for the second quarter of 2012. We incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new director elected at the 2013 Annual General Meeting.

Results of Operations
(for the six month period ending June 30, 2013 and 2012)

Net loss for the six month period ending June 30, 2013 was $11,626,517 compared to $18,637,330 for the six month period ending June 30, 2012.

Research and Development Expenses (“R&D”)

	2013 $	2012 $
Clinical trial expenses	5,301,195	9,651,001
Manufacturing and related process development expenses	1,111,415	3,921,618
Intellectual property expenditures	579,787	482,247
Research collaboration expenses	165,292	55,325
Other R&D expenses	1,750,412	2,460,273
Foreign exchange loss (gain)	7,960	(91,957)
Share based payments	5,290	65,366
Research and development expenses	8,921,351	16,543,873

Clinical Trial Program

	2013 $	2012 $
Direct patient expenses	5,301,195	9,267,903
Phase III start up expenses	—	383,098
Clinical trial expenses	5,301,195	9,651,001

Our clinical trial expenses were $5,301,195 for the six month period ending June 30, 2013 compared to $9,651,001 for the six month period ending June 30, 2012. During the six month period ending June 30, 2013, our clinical trial program activities relating to stage 1 of our global randomized Phase III head and neck trial declined as a result of the completion of stage 1 enrollment in 2012 and a pause in enrollment. In the first half of 2013, we were incurring direct patient costs associated with the re-treatment of patients enrolled in our global randomized Phase III head and neck clinical trial. In addition, we incurred direct patient costs associated with our 12 Third Party Trials which include the six randomized clinical studies that are sponsored by the NCIC and the NCI. During the six month period ending June 30, 2012, we incurred direct patient costs associated with the enrollment and re-treatment of patients in stage 1 of our global randomized Phase III head and neck trial along with the other clinical trials that we were sponsoring. During the first half of 2012, we were actively enrolling patients at over 80 clinical sites in over 13 jurisdictions.

We still expect our clinical trial expenses to decrease in 2013 compared to 2012. Our clinical program includes 12 Third Party Trials and only three Company sponsored trials. We expect to incur support costs associated with our Third Party Trials, but these costs are expected to be less than the typical costs associated with directly funding similar clinical trials. In addition, we expect to complete enrollment in the three remaining clinical trials that we are currently sponsoring.

Manufacturing & Related Process Development (“M&P”)

	2013 $	2012 $
Product manufacturing expenses	423,462	3,215,738
Process development expenses	687,953	705,880
Manufacturing and related process development expenses	1,111,415	3,921,618

Our M&P expenses for the six month period ending June 30, 2013 were $1,111,415 compared to $3,921,618 for the six month period ending June 30, 2012. During the six month period ending June 30, 2013, our product manufacturing costs mainly related to shipping, storage and stability activities. During the six month period ending June 30, 2012, we completed two 100-litre cGMP production runs.

Our process development expenses for the six month period ending June 30, 2013 were $687,953 compared to $705,880 for the six month period ending June 30, 2012. During the six month periods ending June 30, 2013 and 2012, our process development activities focused on our validation master plan. These activities included optimization, validation and stability studies.

We still expect our M&P expenses for 2013 to remain consistent with 2012. We expect to complete several 100-litre cGMP production runs including fill and finish activities in the second half of 2013. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2013 $	2012 $
Intellectual property expenses	579,787	482,247

Our intellectual property expenses for the six month period ending June 30, 2013 were $579,787 compared to $482,247 for the six month period ending June 30, 2012. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first half of 2013, we had been issued over 370 patents including 51 U.S. and 16 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2013 compared to 2012.

Research Collaborations

	2013 $	2012 $
Research collaborations	165,292	55,325

Our research collaboration expenses for the six month period ending June 30, 2013 were $165,292 compared to $55,325 for the six month period ending June 30, 2012. During the six month period ending June 30, 2013, our research collaboration activities in 2013 included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the six month period ending June 30, 2012, we were focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2013 will remain consistent with 2012. We expect to complete our ongoing collaborative program carried over from 2012 and will continue to be selective in the types of new collaborations we enter into in 2013.

Other Research and Development Expenses

	2013 $	2012 $
R&D consulting fees	175,750	181,960
R&D salaries and benefits	1,414,157	1,862,058
Other R&D expenses	160,505	416,255
Other research and development expenses	1,750,412	2,460,273

Our Other Research and Development expenses for the first half of 2013 were $1,750,412 compared to $2,460,273 for the first half of 2012. During the six month period ending June 30 2013, our Other Research and Development activities declined as a result of the completion of enrollment in stage 1 of our global randomized Phase III head and neck trial and relate pause in enrollment. As well, with the shift to Third Party Trials, our current clinical program requires less support. During the six month period ending June 30, 2012, we were supporting stage 1 of our global randomized Phase III head and neck trial that was actively enrolling in over 80 clinical sites in 14 countries.

We still expect that our Other Research and Development expenses in 2013 will remain consistent compared to 2012.

Share Based Payments

	2013 $	2012 $
Share based payments	5,290	65,366

Share based payments are a result of activity related to our stock option plan. During the first half of 2013 and 2012, these amounts related to the vesting of previously granted stock options.

Operating Expenses

	2013 $	2012 $
Public company related expenses	1,515,456	1,376,966
Office expenses	1,074,328	868,774
Amortization of property and equipment	50,146	57,571
Share based payments	245,563	6,830
Operating expenses	2,885,493	2,310,141

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first half of 2013, our professional fees relating to financial advisory services increased compared to the first half of 2012.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the first half of 2013, we incurred office expenses of $1,074,328 compared to $868,774 during the first half of 2012. In 2013, our office expenses increased compared to 2012 in an effort to support our investor relations activity along with an increase in salaries associated with the addition of our general counsel.

During the six month period ending June 30, 2013, our non-cash share based payment expenses were $245,563 compared to $6,830 for the six month period ending June 30, 2012. We incurred stock based compensation associated with the grant of stock options to our new director elected at the 2013 Annual General Meeting and to our general counsel.

We still expect our operating expenses in 2013 to remain consistent with 2012.

Commitments

As at June 30, 2013, we are committed to payments totaling $7,221,000 during the remainder of 2013 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

(unaudited)	2013		2012				2011
(amounts in thousands, except per share data)	June	March	Dec.	Sept	June	March	Dec.	Sept
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	5,020	6,607	8,492	9,244	10,179	8,459	11,677	6,232
Basic and diluted loss per common share(2)	$0.06	$0.08	$0.11	$0.12	$0.13	$0.11	$0.16	$0.09
Total assets(4)	39,267	44,272	22,078	29,086	36,561	47,372	36,025	43,053
Total cash(1), (4)	38,155	43,521	21,293	27,977	35,772	46,591	34,856	42,173
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between June 2013 and August 2011 are quarterly stock based compensation expenses
(recovery) of $129,997, $120,856, $780,240, ($121,685), $58,343, $13,853, $1,580,978, and $181,183, respectively.

(3)
We issued 8,048,533 common shares for net cash proceeds of $30.3 million in 2013 (2012 - 5,458,950 common shares for net cash proceeds of $20.8 million; 2011 - 3,293,033 common shares for net cash proceeds of $14.8 million).

(4)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources
2013 Financing Activities

U.S. Underwritten Public Offering

During the first half of 2013, we closed a U.S. underwritten public offering whereby we issued 8,000,000 common shares at an issue price of U.S.$4.00 per common share for gross proceeds of U.S.$32,000,000.

Options

Throughout the first half of 2013, we received cash proceeds of $0.1 million with respect to the exercise of 48,533 stock options.

2012 Financing Activities

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout the first half of 2012, we received cash proceeds of $0.9 million with respect to the exercise of 289,000 stock options.
Liquidity

As at June 30, 2013, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	June 30, 2013 $	December 31, 2012 $
Cash and cash equivalents	36,153,277	19,323,541
Short-term investments	2,001,644	1,969,228
Working capital position	33,336,137	14,377,532

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On July 3, 2012, we renewed our short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf expires on August 3, 2014.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2013.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of June 30, 2013, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.50%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at June 30, 2013, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2013 by approximately $26,185.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2013 by approximately $44,716. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2013 by approximately $144,311 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2013 are as follows:

	U.S. Dollars $	British Pounds £	Euro €
Cash and cash equivalents	9,284,794	76,941	23,645
Accounts payable	(4,448,602)	(83,767)	(120,004)
	4,836,192	(6,826)	(96,359)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.
Other MD&A Requirements

We have 84,758,818 common shares outstanding at July 31, 2013. If all of our warrants (303,945) and options (6,126,844) were exercised we would have 91,189,607 common shares outstanding.

Our 2012 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2013 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.